FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

For immediate release

Teva Completes Acquisition of ratiopharm

-- Acquisition Makes Teva Number One Generic Company in Europe --

Jerusalem, Israel, August 10, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has completed the acquisition of ratiopharm, Germany's second largest generics producer.  Following the acquisition, Teva will be the number one generic company in Europe, holding the leading market position in ten countries, as well as ranking in the top three in seven additional countries. In addition, the transaction will significantly increase Teva`s sales in Canada.

"This is an exciting day for Teva and ratiopharm," said Shlomo Yanai, Teva`s President and CEO. "Teva, the world`s leading generic pharmaceutical company, will now become the number one generics company in Europe as well. Increasing Teva`s market share in Europe-a geography with tremendous potential for generics penetration-is an important pillar of our long-term growth strategy. With the acquisition of ratiopharm we will become the leader in key European markets and we are well-positioned to become the leader in many other European markets in the near future."

Mr. Yanai added, "We have great respect for ratiopharm`s tradition of leadership, and their dedication to excellence and quality. We are thrilled to welcome ratiopharm's outstanding team into the Teva family, and we are confident that the combined experience of the Teva and ratiopharm teams will ensure a quick, smooth, and successful integration process. Together we will continue to make affordable, high-quality medicine accessible to more and more patients across Europe".

Oliver Windholz, Chief Executive Officer of ratiopharm, said, "We are proud to join the Teva family. We have long viewed Teva as the right match for our company, thanks to its clearly defined strategic vision and commitment to generic medicines and its highly reputable management.  We look forward to making this acquisition a success story both for our employees and for Teva, and will do our utmost to leverage ratiopharm's activities into a truly advantageous business for Teva."

The ratiopharm acquisition was structured as a 'locked box' transaction. Accordingly, Teva paid Euro3.625 billion for the ratiopharm shares, which reflects the agreed enterprise value (on a cash free/debt free basis), plus accrued interest from January 1, 2010 to the closing date, which totaled Euro186 million. Teva benefited from all increases in equity and assets of ratiopharm from that date. The U.S dollar consideration paid by Teva was approximately $4.95 billion.

As previously announced, Teva expects synergies of at least $400 million, which should be fully realized within three years.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 35,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Contacts:

Investor Relations: Elana Holzman Teva Pharmaceutical Industries Ltd. 972 (3) 926-7554	Media: Yossi Koren Teva Pharmaceutical Industries Ltd. 972 (3) 926-7590
Kevin Mannix Teva North America (215) 591-8912	Denise Bradley Teva North America (215) 591-8974

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date August 10, 2010

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